Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On March 11, 2010, the Chicago Board Options Exchange, Incorporated issued the following information circular.

Information Circular IC10-63

To:          CBOE Members

From:      Office of the Chairman

Date:       March 11, 2010

Re:          Update on CBOE’s Demutualization

We are pleased to announce that on March 11, 2010, CBOE Holdings, Inc. filed Amendment No. 5 to its registration statement on Form S-4 (the “S-4”), which provides information with respect to the demutualization of Chicago Board Options Exchange, Incorporated. The S-4 is available on CBOE’s website at www.cboe.org/Legal. In addition, CBOE Holdings, Inc. has also made its initial filing with the SEC of its registration statement on Form S-1 (the “S-1”), which registers shares of unrestricted common stock of CBOE Holdings, Inc. that it expects to offer in connection with its proposed Initial Public Offering (IPO).

There will be a meeting of the Membership on Thursday, March 18, 2010 at 3:30 p.m. CST to discuss CBOE’s demutualization in detail. As we send this letter, we are preparing to convene our annual CBOE Florida Lessors’ Meeting, which is held each year in conjunction with the FIA Conference in Boca Raton.

The following high-level summary is being distributed at that meeting.

Demutualization Update

As described in the S-4 and the S-1, it is our plan to complete CBOE’s demutualization and the IPO concurrently.  As a result of the demutualization, CBOE’s organizational structure will change from a non-stock corporation owned by its members to a wholly-owned subsidiary of a new parent company, CBOE Holdings, Inc., which will be a stock corporation owned by the shareholders.  It is our plan, pending favorable market conditions, to complete both the demutualization and IPO by the end of the second quarter of 2010.  A necessary prerequisite to the proposed IPO is for a majority of all CBOE memberships to approve the demutualization.

Over the past four years, the exercise right litigation has limited CBOE’s strategic options.  The settlement of the exercise right litigation requires CBOE to use commercially reasonable efforts to demutualize, and requires CBOE to pay $300 million to the settlement class upon demutualization.  However, if CBOE does not demutualize by December 2, 2010, we are still obligated to make the $300 million cash payment on that date and to continue to use commercially reasonable efforts to demutualize.

The demutualization and IPO provide CBOE with greater strategic flexibility, and provide our owners with an opportunity to monetize and/or diversify their investment in CBOE, while still participating in its potential long-term growth.  Owners will have multiple opportunities to sell some of their holdings, subject to certain lock-up restrictions.

Overview of the Terms

In relation to the demutualization and the IPO, there has been much speculation, some of it publicized, concerning what is “right” or “fair” in terms of a dividend policy, lock-up periods, share issuance, etc. Given the diversity of our membership, there are bound to be differing opinions over some of these issues.  We assure you, however, that each decision on the road to demutualization has been guided by what is best for the long-term success of CBOE and with the objective of maximizing value to our owners.

The Boards of both CBOE and CBOE Holdings approved the terms of the demutualization in consultation with CBOE’s management and financial and legal advisors after extensive analysis of all of the strategic alternatives.  For instance, in determining the special dividend, the Board placed great emphasis on the concerns of those owners who require liquidity and rely on income currently derived from their lease payments, while balancing the need to maintain sufficient funds to prudently operate CBOE following demutualization.

We are committed to providing the membership with a thorough understanding of the reasoning that guided the proposed terms of our demutualization, which will be discussed at a series of membership meetings.  We urge you to attend or call into the March 18 meeting.

Preliminarily, the broad terms of the demutualization, as detailed in the S-4, are highlighted below and are qualified in their entirety by the disclaimer and discussions therein which will be provided to you.

Number of Shares CBOE Seat Owners Will Receive:  Following the demutualization, each CBOE membership will be converted into 60,000 shares of Class A common stock of CBOE Holdings.  Immediately following an IPO, each outstanding share of Class A common stock will be converted into one-half of one share of Class A-1 common stock, and one-half of one share of Class A-2 common stock, in each case subject to the transfer restrictions detailed below.

Number of Shares Group A Settlement Class Members Will Receive:  Following the demutualization, each Participating Group A settlement class member will receive 14,080 shares of Class B common stock of CBOE Holdings for each Group A package.  Immediately following an IPO, each outstanding share of Class B common stock will be converted into one-half of one share of Class A-1 common stock, and one-half of one share of Class A-2 common stock, in each case subject to the transfer restrictions detailed below.

Transfer Restrictions:  Class A-1 shares and Class A-2 shares of common stock of CBOE Holdings will be subject to lock-ups commencing on the date of the IPO and lasting for 180 and 360 days thereafter, respectively.  These lock-ups will prevent you from transferring or selling your shares for the specified periods, subject to certain limited exceptions set forth in further detail in the S-4.

Payment of a Special Dividend:  The CBOE Holdings Board has authorized a special committee to declare a special dividend of $1.67 per Class A and Class B share, equivalent to $100,200 for each CBOE seat and $23,513.60 for each Group A package, to be paid following the closing of the demutualization transaction but in advance of an IPO.  The amount of the dividend was recommended by the Finance Committee of the Board of Directors and is based on CBOE’s projected cash position and an assessment of the funds necessary to continue to operate the business responsibly.  CBOE has been counseled by all of its financial advisors not to incur debt as a result of making this payment.

Proposed Tender Offers:  CBOE Holdings intends to use a significant portion of the net proceeds from an IPO for two tender offers, one for shares of Class A-1 common stock and one for shares of Class A-2 common stock, which it intends to commence between the 30th and 120th day following the closing of an IPO, subject to market conditions.  The two tender offers would be conducted concurrently.

Next Steps

We anticipate holding a membership vote on the demutualization in late May, 2010.  Finalization of the demutualization will require member and SEC approval and the commencement of the proposed IPO will require subsequent Board approval and amendments to our S-1 registration statement.  Please join us at the Membership Meeting on March 18th so we may discuss these and other details of the demutualization with you in-person.  Members may also participate by telephone; call-in information will be sent to members prior to the meeting.

We look forward to discussing the proposal in detail, and we thank you for your continued support.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE and CBOE Holdings is available in the prospectus/proxy statement.